* The Credit Suisse Merger Arbitrage Liquid Index (Net) will be composed of index components which will be published on www.credit-suisse.com/notes on a daily basis. An investment in the CSMA ETN involves risks, including the possible loss of part or all of your investment. For a brief description of some of the risks, please see below. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable prospectus. Credit Suisse AG ("Credit Suisse") has filed a registration statement (including the prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the CSMA ETN. Before you invest, you should read the applicable term sheet, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009 to understand fully the terms of the CSMA ETN and other considerations that are important in making a decision about investing in the CSMA ETN. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov <outbind://201/www.sec.gov> . Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037. The CSMA ETN may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Index”); you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the term of the CSMA ETN; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment. Although the return on the CSMA ETN will be based on the performance of the Index, the payment of any amount due on the CSMA ETN, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investment banking services in the United States are provided by Credit Suisse Securities (USA) LLC, an affiliate of Credit Suisse Group. Diversify Your Equity Exposure with Merger Arbitrage Credit Suisse introduces the new exchange traded Merger Arbitrage Liquid Index (Net) ETN (“CSMA ETN”). It offers an alternative to traditional equities with lower volatility and the benefits of intra-day liquidity and real time pricing. The CSMA ETN is just one more way we continue to create innovative alternative investment solutions. Ticker symbol: CSMA (NYSE Arca) Visit www.credit-suisse.com/notes for more information 0 manager risk 0 lock-ups 100% portfolio transparency* One Credit Suisse introducing our Merger Arbitrage Liquid Index ETN